UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               November 26, 2007


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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Formal Notice

Novo Nordisk stock split information

As communicated on 3 August 2007 in connection with the release of Novo Nordisk's financial results for the first six months of 2007, Novo Nordisk's Board of Directors has approved a stock split of the Novo Nordisk B shares listed on the OMX Nordic Exchange and the London Stock Exchange as well as of the American Depositary Receipts (ADRs) listed on the New York Stock Exchange
(NYSE). The trading unit of the Novo Nordisk B shares listed on the stock exchanges in Copenhagen and London will be changed from DKK 2 to DKK 1. The ratio of B shares to ADRs listed on the NYSE will remain 1:1. These changes in trading units will take effect as of 3 December 2007 for the Novo Nordisk B shares and as of 17 December for the ADRs.

Further details on the stock split

On 3 December 2007, the Novo Nordisk A/S B shares traded on the OMX Nordic Exchange and on the London Stock Exchange will be split into two shares. The last day of trading in the old shares will be 30 November 2007 and the first day of trading in the new shares will be 3 December 2007. The record date is 30 November 2007.

On 17 December 2007, each of Novo Nordisk's ADRs listed on the NYSE will also be split. On 20 December, new ADRs will be distributed in the proportion of one additional ADR per existing ADR to ADR holders of record as of 30 November.

Hence, the ratio of B shares to ADRs listed on the NYSE will remain 1:1. The new shares issued due to the split will be of the same type and class as the original shares.

Due to operational reasons, from 3 December through 16 December 2007, the Novo Nordisk B shares listed on the stock exchanges in Copenhagen and London will be traded post-split whereas the ADRs listed on the NYSE will be traded pre-split. Post-split trading on the NYSE will start on 17 December 2007.

JPMorgan, the depositary bank of Novo Nordisk's ADRs, will not execute issuances and/or cancellations of ADRs between close of business 29 November and close of business 19 December 2007. However, the trading of Novo Nordisk's ADRs on the NYSE will continue as normal.

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 25,800 employees in 79 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

Further information:

Media:
Investors:
Outside North America:
Outside North America:
Mike Rulis
Mads Veggerby Lausten
Tel (direct): (+45) 4442 3573
Tel (direct): (+45) 4443 7919
mike@novonordisk.com
mlau@novonordisk.com


Hans Rommer

Tel (direct): (+45) 4442 4765

hrmm@novonordisk.com


In North America:
In North America:
Sean Clements
Christian Qvist Frandsen
Tel (direct): (+1) 609 514 8316
Tel (direct): (+1) 609 919 7937
secl@novonordisk.com
cqfr@novonordisk.com

Stock Exchange Announcement no 33 / 2007


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: November 26, 2007                       NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer